SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXCEL TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

and

GSI Group Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Daniel J. Lyne, Esq.

GSI Group Inc.

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$385,496,768	$15,151

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,046,774 shares of common stock, par value $0.001 per share, of Excel Technology, Inc. outstanding on a fully diluted basis, consisting of: (a) 10,866,561 shares of common stock issued and outstanding, (b) 1,132,809 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (c) 47,404 shares of restricted common stock, and (ii) the tender offer price of $32.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

30067T103

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of GSI Group Inc., a New Brunswick corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Excel Technology, Inc., a Delaware corporation, at a price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and GSI. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of July 9, 2008, by and among Purchaser, Excel Technology, Inc. and GSI, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Excel Technology, Inc. (“Excel”). Excel’s principal executive office is located at 41 Research Way, East Setauket, New York 11733, and its telephone number at such principal executive office is (631) 784-6100.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Excel, as of July 23, 2008 there were 10,866,561 Shares issued and outstanding, 47,404 Shares of restricted common stock granted but not yet issued, and outstanding options to purchase an aggregate of 1,132,809 Shares.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” of and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11 — “Certain Information Concerning the Company,” “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and Plans for the Company; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11 — “Certain Information Concerning the Company,” “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16 — “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and Plans for the Company; Transaction Documents” and “Fees and Expenses of Information Agent and Depositary” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

The information Set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference. The financial information and the notes related thereto set forth under Item 1 (“Financial Statements”) of GSI’s quarterly report on Form 10-Q, filed May 5, 2008, and under Items 6 (“Selected Financial Data”) and 8 (“Financial Statements and Supplementary Data”) of GSI’s annual report on Form 10-K, filed March 10, 2008, are incorporated herein by reference. Such financial information is available for inspection at the public reference room at the Securities and Exchange Commission’s (the “SEC”) office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at (800) SEC-0330. Such financial information may also be accessed through an Internet web site maintained by the SEC, which contains reports, proxy statements and other information about issuers, such as GSI, who file electronically with the SEC. The address of that web site is http://www.sec.gov.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13 — “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and Plans for the Company; Transaction Documents” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for the Company; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 23, 2008

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Transcript of Conference Call on July 10, 2008 (incorporated by reference to Schedule TO filed by GSI and Purchaser with the Securities and Exchange Commission on July 10, 2008)

(a)(1)(G)	GSI Group Inc. Investor Presentation (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 18, 2008)

(a)(1)(H)	Form of summary advertisement, published July 23, 2008

(a)(1)(I)	Form of Customer Letter (incorporated by reference to Schedule TO filed by GSI and Purchaser with the Securities and Exchange Commission on July 10, 2008)

(a)(1)(J)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to Schedule TO filed by GSI and Purchaser with the Securities and Exchange Commission on July 10, 2008)

(b)(1)	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(b)(2)	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(b)(3)	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(b)(4)	Form of Registration Rights Agreement, by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(d)(1)	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(d)(2)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation, Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira Lamel and Donald Weeden (incorporated by reference to the Current Report on Form 8-K filed by GSI with the Securities and Exchange Commission on July 11, 2008)

(d)(3)	Confidentiality Agreement dated May 16, 2008, by and between GSI and Excel

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSI Group Inc.

By:	/s/ Sergio Edelstein
Name:	Dr. Sergio Edelstein
Title:	President and Chief Executive Officer

Eagle Acquisition Corporation

By:	/s/ Sergio Edelstein
Name:	Dr. Sergio Edelstein
Title:	President

Dated: July 23, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 23, 2008

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Transcript of Conference Call on July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)

(a)(1)(G)	GSI Group Inc. Investor Presentation (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 18, 2008)

(a)(1)(H)	Form of summary advertisement, published July 23, 2008

(a)(1)(I)	Form of Customer Letter (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)

(a)(1)(J)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)

(b)(1)	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(b)(2)	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(b)(3)	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(b)(4)	Form of Registration Rights Agreement, by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(d)(1)	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(d)(2)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation, Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira Lamel and Donald Weeden (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)

(d)(3)	Confidentiality Agreement, dated May 16, 2008, by and between GSI Group Inc. and Excel Technology, Inc.

(g)	Not applicable

(h)	Not applicable